UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 7, 2003
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes	No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated May 7, 2003.

•	Interim Report to Shareholders for the three months ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 7, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge first quarter earnings meet expectations

CALGARY, Alberta, May 7, 2003 – Enbridge Inc. today announced earnings applicable to common shareholders of $103.8 million for the three months ended March 31, 2003, or $0.63 per share, compared with $113.1 million, or $0.71 per share, for the first quarter of 2002. The $103.8 million in 2003 represents a 19% improvement over the comparable $87.21 million in 2002. This increase is driven by colder than normal weather and higher gas volumes on the gas distribution system. Other 2003 operating results are in line with 2002 results.

“Results for the first quarter of 2003 met our expectations,” said Patrick D. Daniel, President & Chief Executive Officer. “Our increased ownership in Alliance provides an additional source of predictable and stable earnings and increases strategic flexibility as Enbridge now shares joint control with the other partner.

“Phase III of the Terrace Expansion of the Enbridge System was placed into service on April 1, 2003 and began contributing to earnings at that time. Phase III is the final phase of the project and its completion confirms our ability to maintain our position as the primary transporter of crude oil supply out of the Western Canadian Sedimentary Basin.”

On May 7, 2003 the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2003 to shareholders of record on May 21, 2003.

1	2002 earnings of $113.1 million less the gain on marketable securities of $17.8 million and earnings from discontinued operations of $8.1 million

Consolidated Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

Energy Transportation North	65.9	61.5
Energy Transportation South	9.1	14.2
Gas Distribution and Services	28.1	12.5
International	15.6	16.5
Corporate	(14.9)	0.3

	103.8	105.0
Discontinued Operations	—	8.1

	103.8	113.1

The 2003 results for Gas Distribution and Services include the positive effect of colder than normal weather of $14.3 million, partially offset by a $7.1 million regulatory disallowance related to a prior year. In 2002, warm weather negatively affected earnings by $15.4 million. Also in 2002, a $5.9 million dilution gain on an Enbridge Energy Partners, L.P. (EEP) unit issuance, and a $17.8 million gain on a sale of marketable securities were recorded, and earnings from discontinued operations were $8.1 million.

Operating factors increasing earnings for the first quarter of 2003 include the additional ownership interest in Alliance, higher earnings from EEP, and a decrease in net financing costs. Earnings are negatively impacted by higher operating expenses in the gas distribution utility and lower earnings from the Enbridge System.

Energy Transportation North

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge System	29.6	35.1
Athabasca System	11.7	10.1
NW System	2.1	2.4
Saskatchewan System	1.7	1.6
Alliance Pipeline	15.1	9.3
Vector Pipeline	2.0	1.2
Other	3.7	1.8

	65.9	61.5

•	Enbridge System earnings are lower due to a higher power allowance credit due to shippers and higher income taxes related to the Terrace facilities, combined with increased oil revaluation losses.

•	Higher earnings from the Athabasca System are mainly the result of the completion of the Christina Lake and MacKay River facilities and additional tankage in 2002.

•	Alliance earnings include the additional 15.7% interest acquired in October 2002.

•	Vector earnings include incremental earnings from increased volumes due to colder than normal weather in eastern Canada and lower depreciation expense due to the change in depreciable life of the Vector facilities from 20 to 25 years, starting in the third quarter of 2002.

Energy Transportation South

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge Energy Partners	7.8	4.4
Feeder Pipelines and Other	1.3	2.4
Enbridge Midcoast Energy	—	1.5
Enbridge Energy Partners dilution gain	—	5.9

	9.1	14.2

•	EEP earnings are higher due to the acquisition of the Enbridge Midcoast Energy assets in October 2002 and Enbridge Inc.’s increased effective ownership interest in EEP of 1.2%.

•	Feeder Pipelines and Other reflect lower earnings from Frontier as two transportation tariffs were not renewed for 2003.

•	In 2002, EEP issued additional common units. Enbridge did not participate in the offering, resulting in a dilution gain.

Gas Distribution and Services

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge Gas Distribution	10.7	3.5
Noverco	10.2	8.7
Enbridge Commercial Services	5.1	1.8
Enbridge Gas New Brunswick	1.2	1.0
Aux Sable	(1.8)	(0.9)
Other Gas Distribution Operations	2.2	1.5
Gas Services	(0.3)	(3.0)
Other	0.8	(0.1)

	28.1	12.5

•	Weather is the primary factor affecting gas distribution earnings and the magnitude of this effect is measured by degree days. There were 1,076 degree days in the first quarter of 2003 (three months ended December 31, 2002), an increase of 259 degree days, or 31.7%, from the prior period and 156 degree days colder than normal. In 2003, colder than normal weather increased earnings by $14.3 million. In 2002, warmer than normal weather reduced earnings by $15.4 million.

•	The positive effect of weather is offset in part by the $7.1 million regulatory disallowance related to long-term transportation contracts and higher operating and maintenance expenses as a result of colder than normal weather and the timing of expenditures.

•	The Noverco contribution reflects improved operating results from Gaz Metropolitain, combined with a change in the timing of revenue recognition due to the unbundling of rates.

•	The main component of Enbridge Commercial Services earnings is the contribution from CustomerWorks. In 2002, earnings from CustomerWorks fluctuated with service levels. The 2003 billing structure is based on a fixed fee for service.

•	The loss from Gas Services decreased due to earnings from gas service management contracts, which commenced in late 2002, and increased demand for natural gas, which reduced merchant capacity losses.

International

(millions of Canadian dollars)	First Quarter

	2003	2002

OCENSA/CITCOL	8.4	10.5
CLH	8.4	6.4
Jose Terminal and Other	(1.2)	(0.4)

	15.6	16.5

•	Earnings from OCENSA/CITCOL decrease in the first quarter due to lower incentive earnings from CITCOL.

•	The stronger Euro contributes to higher earnings from CLH in 2003. CLH earnings in the first quarter of 2002 were based on estimates due to the timing of the acquisition.

•	As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination. The Company ceased recognition of earnings commencing February 1, 2003.

Corporate

Corporate costs total $14.9 million for the first quarter of 2003, compared with earnings of $0.3 million for the same period in 2002.

•	The 2003 results reflect lower net financing costs due to decreased average debt levels and interest income on a loan to EEP. This loan will be repaid when EEP completes its third-party financing of the Enbridge Midcoast Energy assets. On May

6, 2003, EEP priced a Class A common unit offering of 3.35 million units at US$44.79 which is expected to close on May 12, 2003.

•	Preferred security distributions are $1.3 million higher in 2003 due to the $200 million, 7.8% preferred securities issued in February 2002.

•	The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities.

Enbridge will hold a conference call at 3:00 p.m. Mountain time (5:00 p.m. Eastern time) today to discuss the first quarter results. The call will be broadcast live on the Internet at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053.

The interim financial statements and MD&A are available on our website.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:
Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com

Enbridge Inc.
Management’s Discussion & Analysis
March 31, 2003

This discussion should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three months ended March 31, 2003.

Consolidated Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

Energy Transportation North	65.9	61.5
Energy Transportation South	9.1	14.2
Gas Distribution and Services	28.1	12.5
International	15.6	16.5
Corporate	(14.9)	0.3

	103.8	105.0
Discontinued Operations	—	8.1

	103.8	113.1

Earnings applicable to common shareholders (earnings) are $103.8 million for the three months ended March 31, 2003, or $0.63 per share, compared with $113.1 million, or $0.71 per share, for the first quarter of 2002. Increases in earnings in the first quarter of 2003 result from a higher contribution from Alliance, improved results from Enbridge Energy Partners, L.P. (EEP), the positive effect of colder than normal weather in the gas distribution franchise area and lower net financing costs. These increases are more than offset by higher operating and maintenance costs and a regulatory disallowance, both related to Enbridge Gas Distribution, and lower earnings from the Enbridge System. The first quarter of 2002 included a $5.9 million dilution gain on a common unit issuance by EEP in which Enbridge did not participate, a $17.8 million gain on a sale of marketable securities and earnings of $8.1 million from discontinued operations.

RECENT DEVELOPMENTS

Alliance Pipeline
 In March 2003, Enbridge agreed to purchase an additional ownership interest of 11.8% in the Alliance Pipeline from Duke Energy Corporation (Duke) for $203.1 million. The acquisition also includes Duke’s 11.8% interest in Aux Sable and Alliance Canada Marketing for which Enbridge received a net payment of approximately $19.0 million. Enbridge will not assume Duke’s direct merchant capacity commitments on the pipeline. The acquisition closed on April 1, 2003, with the exception of a 1.1% interest in the US portion of the Alliance Pipeline, which is expected to close in the fourth quarter of 2003. Upon the completion of the acquisition, Enbridge will have a 50% ownership interest in the Alliance Pipeline and a 42.7% interest in Aux Sable and Alliance Canada Marketing.

Jose Terminal
 Enbridge owns a 45% interest in the SWEC Partnership which, in May 2001, executed a 10-year operating agreement with PDVSA, the Venezuelan state oil company, to operate the Jose Terminal in Venezuela. As a result of a national labour strike and resulting political unrest in Venezuela, the SWEC Partnership has been prevented from operating the terminal since December 14, 2002. PDVSA is now in breach of the operating agreement for failing to make outstanding payments to SWEC and denying SWEC access to the terminal. SWEC has filed a notice of termination with PDVSA and, pursuant to the operating agreement, PDVSA would be required to make certain termination payments.

FINANCIAL RESULTS

Energy Transportation North

Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge System	29.6	35.1
Athabasca System	11.7	10.1
NW System	2.1	2.4
Saskatchewan System	1.7	1.6
Alliance Pipeline	15.1	9.3
Vector Pipeline	2.0	1.2
Other	3.7	1.8

	65.9	61.5

Earnings are $65.9 million for the three months ended March 31, 2003, an increase of $4.4 million over the same period in 2002. The results include higher earnings from the Alliance Pipeline and the Athabasca System, partially offset by lower earnings from the Enbridge System. The increased contribution from Alliance results from the additional 15.7% ownership interest acquired from The Williams Companies Inc. and El Paso Corporation in October 2002. Athabasca System earnings increase mainly due to the completion of the Christina Lake and MacKay River facilities and additional tankage in 2002. Enbridge System earnings decrease due to a higher power allowance credit due to shippers and higher income taxes related to the Terrace facilities, combined with increased oil revaluation losses.

Vector earnings include incremental earnings from increased volumes due to the colder than normal weather in eastern Canada and lower depreciation expense due to the change in depreciable life of the Vector facilities from 20 to 25 years, starting in the third quarter of 2002.

Upon completion of the acquisition from Duke, Enbridge will have joint control of the Alliance Pipeline, Aux Sable and Alliance Canada Marketing and will account for its investments using the proportionate consolidation method of accounting.

Energy Transportation South

Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge Energy Partners	7.8	4.4
Feeder Pipelines and Other	1.3	2.4
Enbridge Midcoast Energy	—	1.5
Enbridge Energy Partners dilution gain	—	5.9

	9.1	14.2

Earnings are $9.1 million for the first quarter of 2003, compared with $14.2 million for the same period of 2002. The first quarter results reflect higher earnings from EEP due to the acquisition of the assets of Enbridge Midcoast Energy in October 2002. In addition, Enbridge Inc.’s effective ownership interest in EEP increased by 1.2% to 14.1% in the fourth quarter of 2002. These increases are more than offset by a $5.9 million dilution gain in 2002 on a common unit issuance by EEP in which Enbridge did not participate.

Feeder Pipelines and Other reflects lower earnings from Frontier Pipeline as two transportation tariffs were not renewed for 2003.

Gas Distribution and Services

Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

Enbridge Gas Distribution	10.7	3.5
Noverco	10.2	8.7
Enbridge Commercial Services	5.1	1.8
Enbridge Gas New Brunswick	1.2	1.0
Aux Sable	(1.8)	(0.9)
Other Gas Distribution Operations	2.2	1.5
Gas Services	(0.3)	(3.0)
Other	0.8	(0.1)

	28.1	12.5

Earnings are $28.1 million for the three months ended March 31, 2003, compared with $12.5 million for the three months ended March 31, 2002. Higher earnings in 2003 are attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $14.3 million. During the first quarter of 2002, weather was warmer than normal, resulting in a $15.4 million reduction in earnings. In the first quarter of 2003, degree days, which are used as a measure of coldness, were 31.7% greater than 2002 and 16.9% greater than the forecast based on normal weather. A regulatory disallowance of $7.1 million, related to long-term gas transportation contracts, and higher operating and maintenance costs, resulting from the colder weather and the timing of expenditures, partially offset the positive effect of weather.

Earnings in 2003 also include a higher contribution of $1.5 million from Noverco, reflecting increased earnings from Gaz Metropolitain due to improved operating results and earlier recognition of revenues as a result of the unbundling of rates. Higher earnings from Enbridge Commercial Services are due to changes to the billing structure of CustomerWorks to a fixed fee from a fee for service.

The loss of $0.3 million for Gas Services in the first quarter of 2003 is $2.7 million less than the same period last year. The improvement is due to the commencement of gas service management contracts in late 2002 and increased demand for natural gas, which resulted in smaller losses on the Company’s merchant capacity on Alliance and Vector.

Due to the seasonal nature of energy distribution operations, quarterly earnings are not indicative of full year results.

International

Earnings

(millions of Canadian dollars)	First Quarter

	2003	2002

OCENSA/CITCOL	8.4	10.5
CLH	8.4	6.4
Jose Terminal and Other	(1.2)	(0.4)

	15.6	16.5

First quarter 2003 earnings of $15.6 million are comparable to earnings of $16.5 million for the same period last year. Earnings from OCENSA decrease, primarily because CITCOL realized lower incentive earnings in the period. CLH earnings increase as the Euro strengthened relative to the Canadian dollar. Enbridge ceased recognizing earnings from the Jose Terminal effective February 1, 2003.

Corporate
 Corporate costs total $14.9 million for the first quarter of 2003, compared with earnings of $0.3 million for the same period in 2002. The 2003 results reflect lower net financing costs due to decreased average debt levels and interest income on a loan to EEP. This loan will be repaid when EEP completes its third-party financing of the acquisition of the Enbridge Midcoast Energy assets. On May 6, 2003, EEP priced a Class A common unit offering of 3.35 million units at US$44.79 which is expected to close on May 12, 2003. Preferred security distributions are $1.3 million higher in the first quarter of 2003 as $200 million of 7.8% securities were issued in February 2002. The 2002 results included a $17.8 million after-tax gain on a sale of marketable securities.

Liquidity and Capital Resources
 The reduction of the Company’s debt to equity ratio and a stronger balance sheet were important objectives for the Company over the past 18 months. This objective will be furthered when EEP completes its third-party financing of the acquisition of the Enbridge Midcoast Energy assets and repays affiliate financing due to Enbridge.

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2003. The Alliance acquisition from Duke, of approximately $200 million, will be funded in the second quarter of 2003, initially with commercial paper. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

While earnings from continuing operations compare with the prior year, cash from operations decreased $112.3 million. This decrease is attributable to the change in operating assets and liabilities. Accounts receivable at Enbridge Gas Distribution increase significantly due to higher distribution volumes and increased cost of gas due to the colder weather. This increase is partially offset by decreased gas in storage consistent with higher distribution volumes. Earnings from continuing operations in the first quarter of 2002 included a non-cash dilution gain and the gain on sale of marketable securities, which partially offsets the use of cash, funding the change in operating assets and liabilities.

Investing activities in the first quarter of 2003 primarily consist of additions to property, plant and equipment at Enbridge Gas Distribution. Activities in the first quarter of 2002 were more significant and included the acquisition of the Northeast Texas assets and the 25% equity investment in CLH. Additions to property, plant and equipment also were higher in the first quarter of 2002 due to Terrace Phase II and Athabasca System construction activity.

Cash from financing activities is $81.5 million for the three months ended March 31, 2003, compared with $421.2 million in 2002. Activity in the first quarter of 2003 relates to the payment of common share dividends and an increase in short-term borrowings necessary to fund higher accounts receivable at Enbridge Gas Distribution. The first quarter of 2002 included the issue of preferred securities and long-term debt to finance the higher level of investing activities.

On May 7, 2003 the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2003 to shareholders of record on May 21, 2003.

OUTLOOK

Enbridge Gas Distribution
 In March 2003, Enbridge Gas Distribution settled the primary elements of its 2003 rate application, resulting in recovery of a revenue deficiency of $38.2 million. The remainder of the rate application is being heard by the OEB. The hearing, which commenced in March 2003, is expected to finish in June 2003. The settlement proposal was accepted by the OEB and a decision related to the balance of the outstanding issues is anticipated in the summer 2003. Revenues for the quarter do not reflect the revenue deficiency and final rates that will be implemented May 1, 2003. An adjustment will be recorded in the second quarter of 2003 to recognize the portion of the revenue deficiency applicable to the October 1, 2002 through to April 30, 2003 period.

When used in this report, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars, except per share amounts)	2003	2002

FINANCIAL
Earnings Applicable to Common Shareholders
Energy Transportation North	65.9	61.5
Energy Transportation South	9.1	14.2
Gas Distribution and Services	28.1	12.5
International	15.6	16.5
Corporate	(14.9)	0.3

Continuing operations	103.8	105.0
Discontinued operations	—	8.1

	103.8	113.1

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	210.7	172.0
Changes in operating assets and liabilities	(179.1)	(43.8)
Cash provided by operating activities of discontinued operations	—	15.7

	31.6	143.9

Common Share Dividends	70.7	62.0
Per Common Share Amounts
Earnings from continuing operations	0.63	0.66
Earnings from discontinued operations	—	0.05

	0.63	0.71

Dividends	0.415	0.380

Weighted Average Common Shares Outstanding (millions)	164.6	158.2

OPERATING
Energy Transportation[2]
Deliveries (thousands of barrels per day)	2,160	2,062
Barrel miles (billions)	174	175
Average haul (miles)	893	945
Gas Distribution and Services[3]
Volumes (billion cubic feet)	117	95
Number of active customers (thousands)	1,652	1,586
Degree day deficiency[4]
Actual	1,076	817
Forecast based on normal weather	920	1,020

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three months ended December 31, 2002 and 2001.

2.	Energy Transportation operating highlights include the statistics of the 14.1% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars, except per share amounts)	2003	2002

Revenues Gas sales	686.6	690.2
Transportation	311.6	324.7
Energy services	47.6	58.3

	1,045.8	1,073.2

Expenses
Gas costs	607.1	616.7
Operating and administrative	183.5	202.5
Depreciation	98.0	101.1

	888.6	920.3

Operating Income	157.2	152.9
Investment and Other Income	59.6	93.2
Interest Expense	(101.1)	(109.3)

	115.7	136.8
Income Taxes	(3.2)	(24.4)

Earnings from Continuing Operations	112.5	112.4
Earnings from Discontinued Operations	—	8.1

Earnings	112.5	120.5
Preferred Security Distributions	(7.0)	(5.7)
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	103.8	113.1

Earnings Applicable to Common Shareholders
Continuing Operations	103.8	105.0
Discontinued Operations	—	8.1

	103.8	113.1

Earnings Per Common Share
Continuing Operations	0.63	0.66
Discontinued Operations	—	0.05

	0.63	0.71

Diluted Earnings Per Common Share
Continuing Operations	0.63	0.65
Discontinued Operations	—	0.05

	0.63	0.70

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars)	2003	2002

Retained Earnings at Beginning of Period	1,128.1	812.3
Earnings Applicable to Common Shareholders	103.8	113.1
Common Share Dividends	(70.7)	(62.0)
Preferred Securities Issue Costs	—	(3.9)
Effect of Change in Accounting for Stock-Based Compensation	—	(5.4)

Retained Earnings at End of Period	1,161.2	854.1

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars)	2003	2002

Cash Provided By Operating Activities
Earnings from continuing operations	112.5	112.4
Charges/(credits) not affecting cash
Depreciation	98.0	101.1
Equity earnings in excess of cash distributions	(7.1)	(10.3)
Gain on reduction of ownership interest	–	(9.7)
Gain on sale of securities	–	(21.4)
Future income taxes	8.0	4.3
Other	(0.7)	(4.4)
Changes in operating assets and liabilities	(179.1)	(43.8)
Cash provided by operating activities of discontinued operations	–	15.7

	31.6	143.9

Investing Activities
Additions to property, plant and equipment	(85.4)	(148.7)
Long-term investments	(23.9)	(428.2)
Asset acquisition	–	(289.3)
Changes in construction payable	(2.6)	(23.0)
Loans to affiliate	–	198.5
Sale of securities	–	110.5
Other	0.5	(0.4)

	(111.4)	(580.6)

Financing Activities
Net change in short-term borrowings and short-term debt	132.0	34.6
Long-term debt issues	150.0	247.4
Long-term debt repayments	(125.0)	–
Non-controlling interests	(0.2)	(0.7)
Preferred securities issued	–	193.5
Common shares issued	4.1	15.8
Preferred security distributions	(7.0)	(5.7)
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(70.7)	(62.0)

	81.5	421.2

Increase/(Decrease) in Cash	1.7	(15.5)
Cash at Beginning of Period	40.7	74.0

Cash at End of Period	42.4	58.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(millions of Canadian dollars)	2003	2002

Assets	(unaudited)	(audited)

Current Assets
Cash	42.4	40.7
Accounts receivable and other	1,297.0	817.5
Gas in storage	404.9	583.8

	1,744.3	1,442.0
Property, Plant and Equipment, net	6,933.1	6,947.6
Long-Term Investments	3,257.7	3,371.5
Receivable from Affiliate	661.7	701.5
Deferred Amounts	301.5	315.8
Future Income Taxes	183.1	209.0

	13,081.4	12,987.4

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	441.4	247.5
Accounts payable and other	868.4	714.1
Interest payable	87.1	102.6
Current maturities and short-term debt	519.3	652.3

	1,916.2	1,716.5
Long-Term Debt	6,041.6	6,040.3
Future Income Taxes	789.6	837.4
Non-Controlling Interests	536.1	560.8

	9,283.5	9,155.0
Shareholders’ Equity
Share capital
Preferred securities	533.4	533.7
Preferred shares	125.0	125.0
Common shares	2,173.2	2,169.0
Retained earnings	1,161.2	1,128.1
Foreign currency translation adjustment	(59.2)	12.3
Reciprocal shareholding	(135.7)	(135.7)

	3,797.9	3,832.4

	13,081.4	12,987.4

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2002 Annual Report. These interim financial statements are prepared on a consistent basis with those included in the 2002 Annual Report and follow the same accounting policies and methods of application.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1.   SEGMENTED INFORMATION
(millions of Canadian dollars)

Three months ended March 31, 2003

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	185.2	9.8	847.0	3.8	—	1,045.8
Gas costs	—	—	(607.1)	—	—	(607.1)
Operating and administrative	(64.6)	(6.1)	(101.0)	(4.2)	(7.6)	(183.5)
Depreciation	(36.0)	(1.7)	(58.9)	(0.6)	(0.8)	(98.0)

Operating income/(loss)	84.6	2.0	80.0	(1.0)	(8.4)	157.2
Investment and other income	29.9	14.8	9.8	16.4	(11.3)	59.6
Interest and preferred equity charges	(25.7)	(0.1)	(41.6)	(0.4)	(42.0)	(109.8)
Income taxes	(22.9)	(7.6)	(20.1)	0.6	46.8	(3.2)

Earnings/(loss) applicable to common shareholders	65.9	9.1	28.1	15.6	(14.9)	103.8

Three months ended March 31, 2002

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	186.6	316.0	565.8	4.8	—	1,073.2
Gas costs	—	(258.0)	(358.7)	—	—	(616.7)
Operating and administrative	(63.7)	(33.3)	(99.2)	(2.9)	(3.4)	(202.5)
Depreciation	(35.1)	(9.3)	(54.8)	(0.7)	(1.2)	(101.1)

Operating income/(loss)	87.8	15.4	53.1	1.2	(4.6)	152.9
Investment and other income	17.5	15.2	6.1	15.5	38.9	93.2
Interest and preferred equity charges	(23.1)	(7.5)	(39.4)	—	(46.7)	(116.7)
Income taxes	(20.7)	(8.9)	(7.3)	(0.2)	12.7	(24.4)

Earnings from continuing operations	61.5	14.2	12.5	16.5	0.3	105.0

Earnings from discontinued operations						8.1

Earnings applicable to common shareholders						113.1

Segmented information has been restated to reflect the changes in management responsibilities, effective in the first quarter of 2003.

2.   STOCK-BASED COMPENSATION

The Company accounts for the issuance of options as capital transactions when the options are exercised. A maximum of 15 million shares are reserved for issuance under the Incentive Stock Option Plan (2002). During the three months ended March 31, 2003, 1.0 million (2002 — 1.0 million) fixed stock options were issued at an average exercise price of $41.65 (2002 — $43.71). The weighted average grant-date fair value of the fixed stock options granted during the three months ended March 31, 2003 was $8.80 (2002 — $11.40) for each option granted. Outstanding stock options expire over a period no later than February 6, 2013. If the Company had used the fair-value based method to account for stock-based compensation, earnings and earnings per share would have been as follows.

	Three months ended
	March 31,

(millions of Canadian dollars except per share amounts)	2003	2002

Earnings applicable to common shareholders
As reported	103.8	113.1
Stock-based compensation expense	1.0	0.4

Pro forma earnings	102.8	112.7

Earnings per share
As reported	0.63	0.71

Pro forma	0.62	0.71

1.	Pro forma earnings and earnings per share reflect options granted subsequent to January 1, 2002, the date of adoption of the standard on stock-based compensation. Stock-based compensation expense is recognized over the four year vesting period for fixed stock options and the five year vesting period for performance-based stock options based on the fair value determined on the date of grant.

2.	The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 5.235% (2002 — 5.332%), expected volatility of 22% (2002 — 25%), an expected life of 10 years (2002 — 10 years) and an expected dividend yield of 3.95% (2002 — 3.51%).

Supplementary Financial Information

Number of Shares

Common Shares — issued and outstanding (voting equity shares)	170,009,532

Preference Shares, Series A (non-voting equity shares)	5,000,000

Total issued and outstanding stock options (4,547,139 vested)	8,060,839

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at April 21, 2003.